SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

                                 Amendment No. 3

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            TF Financial Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    872391107
                                 (CUSIP Number)

                               Jeffrey L. Gendell
   55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830 (203) 769-2000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 14, 2003
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                           (Page 1 of 11 Pages)

----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872391107                 13D                    Page 2 of 11 Pages

----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Financial Partners, L.P.

-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------------
     (4) SOURCE OF FUNDS **
                               WC
------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 149,900
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 149,900
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 149,900
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.5%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 872391107                 13D                    Page 3 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               Tontine Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                 00
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 149,900
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 149,900
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 149,900
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                5.5%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 00
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 872391107                 13D                    Page 4 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Tontine Overseas Associates, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                               00
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               20,832
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               20,832
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               20,832
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 0.8%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 872391107                 13D                    Page 5 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Jeffrey L. Gendell
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                               00
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                170,732
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                170,732
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                170,732
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                6.3%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 872391107                 13D                    Page 6 of 11 Pages

Item 1.     Security and Issuer.

The Schedule 13D/A, filed on December 16, 2002 (the "Schedule 13D/A"), relating to the common stock, par value $0.10 (the "Common Stock") of TF Financial Corporation (the "Company"), whose principal executive offices are located at 3 Penns Trail, Newtown, Pennsylvania 18940, is hereby further amended and restated by this Amendment No. 3 to the Schedule 13D/A as follows.

Item 2.     Identity and Background.

      (a)   This statement is filed by:
               (i) Tontine Financial Partners, L.P., a Delaware limited
                   partnership ("TFP") with respect to the shares of Common Stock directly owned by it;
              (ii) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TFP;
             (iii) Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to TFP Overseas Fund, Ltd. ("TFPO"), a company organized under the laws of the Cayman Islands, with respect to the shares of Common Stock directly owned by TFPO; and
              (iv) Jeffrey L. Gendell, with respect to the shares of Common
                   Stock directly owned by each of TFP and TFPO.

            The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

      (b) The address of the principal business and principal office of TFP, TM and TOA is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830. The business address of Mr. Gendell is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.

      (c) The principal business of TFP is serving as a private investment limited partnership investing primarily in financial institutions. The principal business of TM is serving as general partner to TFP and to Tontine Partners, L.P., an affiliated private investment limited partnership. The principal business of TOA is that of an investment adviser engaging in the purchase and sale of securities on behalf of clients. Mr. Gendell serves as the managing member of TM. Mr. Gendell also serves as the managing member of TOA.

      (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 872391107                 13D                    Page 7 of 11 Pages

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) TFP is a limited partnership organized under the laws of the State of Delaware. TM and TOA are limited liability companies organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TFP and TFPO is, in the aggregate, approximately $4,155,803. None of TM, TOA or Mr. Gendell directly owns any shares of Common Stock.

       The shares of Common Stock purchased by TFP and TFPO were purchased with working capital and on margin.

       The shares of Common Stock purchased by TFP and TFPO were purchased with working capital and on margin. TFP and TFPO conduct their margin transactions with ABN AMRO Securities LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TFP and TFPO may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TFP and TFPO, as the case may be. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

CUSIP No. 872391107                 13D                    Page 8 of 11 Pages

Item 5.     Interest in Securities of the Issuer.

         A. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 149,900
                         Percentage: 5.5%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 2,722,732 shares of Common Stock issued and outstanding as of October 28, 2002 as reflected in the Company's Form 10-Q for the period ending September 30, 2002.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 149,900
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 149,900
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TFP in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the managing member of TM and in that capacity directs its operations.
              (e) Not Applicable.

         B. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 149,900
                          Percentage: 5.5%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 149,900
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 149,900
              (c) TM did not enter into any transactions in the Common Stock within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d) Not applicable.
              (e) Not applicable.

      C. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 20,832
                         Percentage: 0.8%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 20,832
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 20,832
              (c) TOA did not enter into any transactions in the Common Stock within the last sixty days. TFPO did not enter into any transactions in the Common Stock within the last sixty days.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.
              (e) Not Applicable.

CUSIP No. 872391107                 13D                    Page 9 of 11 Pages

       D. Jeffrey L. Gendell.
             (a) Aggregate number of shares beneficially owned: 170,732
                 Percentage: 6.3%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 170,732
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: 170,732
             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
             (d) Not applicable.
             (e) Not applicable.

CUSIP No. 872391107                 13D                   Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 18, 2003

                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P., and as
                                    managing member of
                                    Tontine Overseas Associates, L.L.C.

CUSIP No. 872391107                 13D                   Page 11 of 11 Pages

                                  Schedule A

                        TONTINE FINANCIAL PARTNERS, L.P.

                                                       Price Per Share
Date of                       Number of Shares         (including
Transaction                   Purchased/(Sold)         commissions, if any)

01/21/03                          2,000                    25.59
01/29/03                            600                    25.78
03/11/03                          2,000                    25.21
03/12/03                            100                    24.78
03/13/03                            100                    24.94
03/14/03                          3,100                    25.36
03/17/03                          2,000                    25.53